Exhibit 10.33

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 406 OF THE SECURITIES ACT OF 1933, AS AMENDED.

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (the “Agreement”) is made and entered into by and between LANKENAU INSTITUTE FOR MEDICAL RESEARCH (“LIMR”) and NEWLINK GENETICS CORPORATION (“NewLink”) for the licensing of certain intellectual property rights to NewLink, effective on this            day of October, 2007 (the “Effective Date”).

WHEREAS, LIMR owns certain technology and intellectual property rights developed by its employee(s) relating to inhibitors of Indoleamine 2, 3 Dioxygenase -2 (“IDO-2”), and

WHEREAS, LIMR has filed certain non-provisional patent applications covering such IDO-2 inhibitors and related inventions; and

WHEREAS, NewLink and LIMR intend to enter into a Collaborative Research and Development Agreement (“CRADA”) covering further research to be conducted in cooperation with, and funded by, NewLink regarding inhibitors of IDO-2 (the “Sponsored Research”), to be conducted by Dr. George Prendergast at LIMR in collaboration with Dr. Michael William Malachowski in the Department of Chemistry at Bryn Mawr College (the “Investigators”), and LIMR shall provide NewLink with a copy of the term sheet on which LIMR’s agreement with the Investigators will be based and a copy of the final agreement with the Investigators, subject to NewLink keeping such term sheet and final agreement confidential. ; and

WHEREAS, NewLink would like to obtain the exclusive, worldwide license rights from LIMR, and LIMR desires to grant such rights to NewLink, under such technology and intellectual property of LIMR, and under any improvements or derivatives thereof developed by LIMR, including resulting from the Sponsored Research, for the purpose of developing the technology into marketable therapeutic or diagnostic products;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.             Definitions.

a.                                       Affiliate(s).  “Affiliate” means, with respect to NewLink, any individual, company or other business entity, in whatever country organized, that directly or indirectly controls, is controlled by, or is under common control with NewLink.  For purposes of this Agreement, the term “control” (with correlative meanings for the terms “controlled by” and “under common with”) shall mean that the applicable individual, company or entity owns, directly or indirectly, more than thirty-three percent (33%) of the voting stock or equity of NewLink, or otherwise has the ability to direct and manage the business affairs of NewLink (whether through contract or otherwise).

b.                                      Consideration.  Subject to the other provisions of this Agreement, “Consideration” shall mean any and all revenues or payments in-kind received by NewLink or its Affiliates from a Sublicensee (as defined in Article 3) as consideration for the grant by NewLink of a sublicense under the rights granted to

NewLink by LIMR pursuant to Article 2(a) hereof, but excluding sums or amounts received: (i) for the purchase of an equity interest in NewLink (which for purposes of this Agreement shall be valued at fair market value at the time of receipt by NewLink); (ii) as payments or reimbursements for research and development work performed by or on behalf of NewLink (which reimbursement may be in the form of reasonable and typical FTE rates); (iii) for purchase or supply of Licensed Product; and (iv) as a loan, or as reimbursement of patent prosecution costs, or as payment of a share of amounts recovered in enforcing a patent or other intellectual property rights.  Furthermore, if NewLink or an Affiliate receives from a Sublicensee payments or revenue, and such payments or revenue is in consideration both for the grant of a sublicense under the licenses granted to NewLink hereunder as well as for the grant of a license or sublicense to other technology controlled by NewLink but not acquired from LIMR under this Agreement, then the “Consideration”, for purposes of this Agreement, shall be deemed to be such payments or revenue multiplied by a percentage that fairly represents, as reasonably determined and mutually agreed upon by the parties, the percentage contribution of the LIMR Technology and the Patent Rights to the total value of the rights licenses or sublicensed by NewLink or its Affiliate to such Sublicensee.

c.                                       Improvements.  “Improvement” shall mean any improvement, modification, derivative, and/or enhancement of the LIMR Technology or the Patent Rights developed, acquired or otherwise controlled by LIMR at any time after the Effective Date.

d.                                      Licensed Product.  “Licensed Product” shall mean any article, composition, apparatus, substance, chemical material, method, process or service whose manufacture, use, or sale is covered or claimed by a Valid Claim within the Patent Rights.  For clarity, a “Licensed Product” shall not include other product or material that (a) is used in combination with Licensed Product, and (b) does not constitute an article, composition, apparatus, substance, chemical material, method, process or service whose manufacture, use, or sale is covered or claimed by a Valid Claim within the Patent Rights.

e.                                       LIMR Technology.  “LIMR Technology” shall mean the technology and/or know-how owned or controlled by LIMR that specifically relates to the subject matter of the Patent Rights or is otherwise necessary or useful for the practice of the Patent Rights.

f.                                         Net Sales.  “Net Sales” shall mean the gross consideration actually received or collected by NewLink and/or any Affiliate from the transfer, sale or other commercial distribution of any Licensed Product to a third party customer, less:

(1)           revenue credited or rebated on returns and allowances, and bad debts;

(2)           discounts, in amounts customary in the trade and to the extent actually granted, for quantity purchases, for prompt payments and for wholesalers and distributors;

(3)           transportation, shipping, insurance and delivery charges or allowances;

(4)           customs, duties;

(5)           sales, use, excise, value-added and other taxes (other than the taxes on the income of the selling party or NewLink) or other governmental charges measured by sales;

(6)           governmental and managed care rebates or chargebacks to the extent actually incurred or allowed with respect to Licensed Product sold during the relevant time period to group purchasing organizations, hospitals, or other buying groups; and

(7)           retroactive price reductions that are actually allowed or granted.

Sales between or among NewLink and its Affiliates will be excluded from the computation of Net Sales, but the subsequent final sales of such Licensed Product to third parties by NewLink or its Affiliates will be included in the computation of Net Sales.  In addition, transfers or dispositions of Licensed Products in commercially reasonably quantities for nominal consideration the use of which is restricted to either charitable, sampling or promotional purposes or for preclinical, clinical, manufacturing (without sale), scale-up, regulatory or governmental purposes shall not be considered a “sale” or “other commercial disposition” and shall not be included for purposes of calculating Net Sales under this Agreement.  Sales of Licensed Products to Sublicensees shall be included in “Net Sales”, as are the royalty payments to NewLink (or its Affiliate) by Sublicensees on resale of such Licensed Product, the intent being that LIMR shall receive a royalty or other share or payment on any and all consideration received by NewLink or its Affiliates hereunder, unless expressly excluded in this Agreement.

If NewLink (or its Affiliate) sells a Licensed Product in combination with another active component or ingredient, which is not itself a Licensed Product (a “Combination Product”), for one selling price, then the “Net Sales of such Combination Product, for the purpose of determining the royalty owed, shall be the Net Sales resulting from such sale, as set forth above, multiplied by a factor that reflects the fair market value, in such Combination Product, of the Licensed Product therein, compared to the total market value of the Combination Product including its other active components or ingredients, such factor to be determined reasonably and in good faith by NewLink and LIMR.

g.                                      Patent Rights.  “Patent Rights” shall mean (a) the patent applications identified on Exhibit A of this Agreement; (b) all patents and patent applications of LIMR covering or claiming any improvement, modification, derivative, and or enhancement of the LIMR Technology or of any of the patent applications or rights or foreign counterparts described in subclauses (a), (c), (d) or (e) of this definition; (c) all continuing patent applications (including divisional, substitution, continuations and continuations-in-part) based on any of the foregoing applications; (d) all rights and interest held, acquired or otherwise controlled by LIMR in and to any patents issuing on any of the foregoing applications (including any reexaminations, reissues, renewals, inventors certifications, and extensions thereof); and (e) all foreign counterparts worldwide of any such patent applications and patents.

h.                                      Research Aims.  “Research Aims” shall have the meaning ascribed to such term in the CRADA, as summarized in Exhibit B of this Agreement.

i.                                          Successful Completion.  “Successful Completion” of a particular clinical trial means that such trial has been completed on sufficient numbers of subjects to meet the regulatory requirements for proceeding to the next phase of clinical trials, the final report analyzing the data from such subjects in such trial has been completed, and the results of such data support initiating the next phase of clinical trials on the drug studied in such trial.

j.                                          Valid Claim.  A “Valid Claim” means (i) a claim of an issued patent in the Patent Rights that (a) has not expired or been abandoned; (b) has not been disclaimed; (c) has not been canceled or superseded, or if cancelled or superseded, has not been reasserted; (d) has not been revoked, held invalid or otherwise declared unenforceable or not allowable by a tribunal or patent authority of competent jurisdiction over such claim in any country in which such patent may have issued (from which no further appeal has or may be taken); and/or (e) abandoned in accordance with or as permitted by the terms of this Agreement or by mutual written consent; or (ii) a claim included in a pending patent application under the Patent Rights, which claim is being actively prosecuted in accordance with this Agreement, has been subject to prosecution for protection for no more than five years and has not been canceled, withdrawn from consideration, finally determined to be unallowable by the applicable governmental authority in such country (and from which no appeal is or can be taken), and/or abandoned in accordance with or as permitted by the terms of this Agreement by mutual written consent.

k.                                       Future IDO Discoveries.  “Future IDO Discoveries” means any new developments, inventions or discoveries created or developed by LIMR or its employees, agents, or subcontractors (such as by the Investigators) in connection with the Sponsored Research or otherwise that (a) relate directly to IDO-2 and/or inhibitors of IDO-2 and (b) are not covered or claimed by the Patent Rights and do not incorporate the LIMR Technology licensed under this Agreement.  The discovery of [*] be considered Future IDO Discoveries.

l.                                          Milestones.

(1)                                  Scientific Milestones.  “Scientific Milestone” means the successful completion of a Research Aim.

(2)                                  Development Milestones.  “Development Milestones” shall have the meaning ascribed to such term in Section 10(b) of this Agreement.

2.             Exclusive License.

a.                                       License Grant.  Subject to the retained rights of LIMR and the government set forth in subsection 2(c) below, LIMR hereby grants to NewLink the exclusive, world-wide, royalty-bearing license, with the right to grant sublicenses, to use and practice the LIMR Technology and the Patent Rights in all fields and to make, have made, use, sell, offer for sale, and/or import Licensed Product in all fields (the “License”).

With respect to any Licensed Products covered by Patent Rights that have been discovered using Federal funding, NewLink and its sublicensees shall comply (to the extent applicable) with the requirements of the Bayh-Dole Act which require that “any products embodying the invention or produced through the use of the subject invention will be manufactured substantially in the United States.” (United States Code, Title 35, Part II, Chapter 18, Section 204), except if there is an exception to such requirement, and provided that LIMR shall use reasonable efforts, if reasonably requested by NewLink, to request and obtain an exception to such requirement.

b.                                      RAND Compounds.  Pursuant to and subject to the terms of the RAND Agreement between LIMR and the National Cancer Institute (“NCI”) of the National Institutes of Health (NCI Contract No. High-Throughput Screening for Inhibitors of Indoleamine 2,3-dioxygenase (IDO)), the IDO inhibitory compounds that are identified by an ongoing screen of the compound collection at the NCI will be licensed to NewLink as Improvements.

c.                                       Retained Rights.  Notwithstanding the foregoing, LIMR expressly reserves a non-exclusive, non-transferable, royalty-free right to use the Patent Rights and the LIMR Technology, including use by its staff and researchers, and affiliates for its internal non-commercial, educational and research purposes only, including without limitation the right of LIMR to publish its research, subject to the prior review by NewLink to the extent such publication would disclose confidential LIMR Technology licensed hereunder.  LIMR shall temporarily refrain from publication for a reasonable period of time to accommodate any patent filings or other regulatory actions intended to protect any confidential LIMR Technology licensed hereunder, such period of time not to exceed the later of [*] from (x) the date on which such confidential LIMR Technology was [*] or (y) the date on which such confidential LIMR Technology was [*].  Further, the licenses granted to NewLink in Section 2(a) are subject to certain rights reserved by the United States government pursuant to applicable law or regulation in any inventions in the Patent Rights made with federal funding pursuant to National Institutes of Health Grant No.  RO1-CA109542.

3.                                       Sublicenses.  NewLink and its Affiliates shall have the right to grant sublicenses to third parties (each, a “Sublicensee”) under the LIMR Technology and Patent Rights (with the further rights to sublicense) for all purposes including to research, develop, make, have made, use and sell the Licensed Products.  Such sublicenses shall be in writing and expressly subject to the terms of this Agreement, and shall not grant rights under the Patent Rights that exceed the scope of the rights expressly granted under this Agreement.  Any such sublicense agreement that is materially inconsistent with this Agreement shall constitute a material breach of this Agreement by Company.  NewLink agrees to require that its Sublicensees must not violate the terms of this Agreement, and that such Sublicensees shall do the same with respect to any further subsublicenses, and NewLink shall use commercially reasonable efforts to enforce such obligations for the benefit of LIMR.  At LIMR’s request, NewLink will provide LIMR with a copy of each sublicense and subsublicense in order to allow LIMR to review such sublicenses and subsublicenses to assure consistency with this Agreement (which copy may be redacted to delete any confidential information that does not relate to the Patent Rights or LIMR Technology or the sublicense of rights thereunder).  If LIMR performs such a review on any sublicense or subsublicense agreement, those agreements reviewed by LIMR, not including any subsequent amendments or changes to the agreements, shall be deemed to conform to this Agreement unless LIMR has raised an objection to one or more of such sublicense or subsublicense agreements.  Upon termination of this Agreement in compliance with the notice and other provisions of this Agreement, and subject to Section 4(e) below, any such sublicenses between NewLink and its sublicensees will remain in effectand be assigned directly to LIMR, which shall have the right to cancel any such sublicense if such sublicensee is not then in compliance with the terms of its sublicense and he applicable terms of this Agreement.  Notwithstanding the foregoing, LIMR shall not be responsible for any obligation of NewLink under any such agreement which obligation accrued prior to the date of such assignment and if there is any such unperformed obligation which is ongoing or which affects the obligations of the subsublicensee or its ability to perform, LIMR may elect to cancel such sublicense agreement, without liability, upon written notice to such subsublicensee.  Upon such a cancellation], the subsublicensee may sell all Licensed Products in its inventory and [complete Licensed Products in the process of manufacture at the time of such termination and sell the same, provided it is not in default under its subsublicense agreement and further provided it pays to LIMR all payments required to be paid to the sublicensor thereunder and provides one or more accountings of all such sales to LIMR (i) within thirty (30) days of LIMR’s request therefore and (ii) within thirty days after the last such sale, such accountings to be certified as true, complete and correct by such sublicensee’s chief financial officer.

4.                                       Term and Termination.  The term of this Agreement shall commence as of the Effective Date and shall stay in effect until the last to expire issued Valid Claim covering Licensed Products included in the Patent Rights, unless otherwise terminated earlier as provided below in this Article 4 (collectively, the “Term”).

a.                                       If LIMR believes in good faith that NewLink has materially breached its obligations under Section 10(a), then LIMR shall, in accordance with the terms of this paragraph 4, have the right and option to reduce NewLink’s exclusive License to a nonexclusive license or revoke the License in its entirety (by terminating the Agreement), provided that prior to taking this action:

(1)           LIMR shall provide NewLink written notice of the perceived breach, describing in detail the basis for LEVIR’s belief that such perceived breach has occurred, describing the preferred method of cure and the proposed action to be taken by LIMR in the event of non-cure; and

(2)           NewLink shal+l have ninety (90) days to establish that it has met or will, within such ninety (90) day period, meet the applicable obligations; if the parties are still in dispute as to whether NewLink has met such obligations or cured such breach within ninety (90) days after receipt of notice from LIMR, the dispute will be submitted to binding arbitration in accordance with Section 26(b) of this Agreement, and if such arbitration determines that NewLink materially breached its obligations under Section 10(a) and did not cure such breach, then LIMR shall have the option to terminate this Agreement or to convert the License granted to NewLink in Section 2(a) to a non-exclusive license, in each case, upon prior written notice to NewLink.

b.             LIMR may terminate this Agreement immediately by providing NewLink written notice of termination, if:

(1)           NewLink ceases to function as a going concern;

(2)           a bankruptcy petition or action is filed or taken by or against NewLink under any United States bankruptcy law;

(3)           a receiver, assignee or other liquidating officer is appointed with control for all or substantially all of the assets of NewLink; or

(4)           NewLink makes an assignment for the benefit of creditors of all or substantially all its assets;

provided, that, in the case of subclauses (b)(2), (3) or (4) above, such aforementioned circumstance is not remedied, dismissed or stayed within sixty (60) days of LIMR’s notice of its intent to terminate this Agreement;

Notwithstanding anything in Sections 4(a) or (b) or 26 to the contrary, at any time that LIMR or NewLink believes that the other party has defaulted under this Agreement and that such default will irreparably harm such party, in addition to its rights under this Agreement and at law, such party shall have the right to seek all applicable equitable remedies.

c.                                       If NewLink fails to make any payment whatsoever due and payable to LIMR hereunder, LIMR shall have the right to terminate this Agreement effective on thirty (30) days written notice, unless NewLink shall make all such payments to LIMR within said thirty (30) day period, and provided that the payments demanded by LIMR are not disputed by NewLink.  In the event of a dispute of such payments by NewLink, the parties shall use good faith efforts to resolve the dispute, which if not resolved by the end of 90 days either party may submit the dispute to binding arbitration pursuant to Section 26(b).  Any disputed payments submitted to arbitration hereunder shall not be deemed due and payable unless and until determined due by the arbitrator under Section 26(b).

d.                                      NewLink shall have the right to terminate this Agreement at any time on 90 days’ prior written notice to LIMR, provided that NewLink shall remain obligated to complete payment of all amounts that have accrued and are owed to LIMR through the effective date of the termination.  In the event NewLink terminates the Agreement, the license granted hereunder shall be deemed terminated, and all rights with respect to the subject matter thereof revert to LIMR and all further obligations of NewLink to LIMR (except for obligations accrued prior to such termination) shall automatically be terminated.

e.                                       Upon expiration or termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligation that has accrued prior to the effective date of such termination.  NewLink and any Sublicensee thereof may, however, after the effective date of such termination, sell all Licensed Products, and complete Licensed Products in the process of manufacture at the time of such termination and sell the same, provided that NewLink shall make the payments to LIMR as required by Articles 8 & 9 of this Agreement and shall submit the reports as required by Article 12 hereof.

f.                                         Sections 4(e), 4(f), 8(b) (but solely with respect to sales made pursuant to Section 4(e)), 16 (solely for the period specified therein), 14, 15, 21, 22, 23, 24 and 26 shall survive termination or expiration of this Agreement.

5.                                       Ownership.  LIMR represents and warrants to NewLink that LIMR owns the rights to the LIMR Technology and the Patent Rights and has the right to license the LIMR

Technology and the Patent Rights to NewLink, subject to the rights retained by the United States government and LIMR as described in Section 2(c).

6.                                       Patent Prosecution.  Commencing on the Effective Date, NewLink shall have the right and responsibility, at its expense and in its reasonable discretion, for the preparation, filing, prosecution and maintenance of any patent applications and patents included in the Patent Rights, in consultation with LIMR.  NewLink shall provide LIMR the right to review and comment upon such patent applications prior to filing, and on all communications with patent offices in all applicable countries and jurisdictions, the selection of countries for filing of patent applications, responses to office actions, and other substantive patent documents prior to filing and the right to have such documents revised prior to filing to reflect such comments.  Promptly after the Effective Date, LIMR will transfer to NewLink (or its selected counsel) all patent prosecution files for the Patent Rights, shall provide to NewLink such executed documents or instruments as needed for NewLink to undertake such prosecution efforts, and shall provide NewLink all reasonable assistance in such prosecution.  NewLink shall reimburse LIMR for the reasonable out-of-pocket costs, based on detailed invoices of such costs, actually incurred in conducting such prosecution and maintenance of the Patent Rights prior to the Effective Date, not to exceed $17,000; provided that LIMR has provided NewLink with an invoice for such costs together with appropriate documentation outlining the costs incurred.  LIMR shall provide NewLink with all information necessary or useful its filings and prosecution of such Patent Rights and shall cooperate fully with NewLink so as to maximize NewLink’s rights.  NewLink shall not abandon or opt not to file any patent or patent application included in the Patent Rights without the prior notice to LIMR.  NewLink may elect in writing to cease the continued prosecution or maintenance of particular Patent Right in a country, and on such notice NewLink shall no longer have any further rights or responsibility for the such prosecution or maintenance, or obligation to pay any amounts therefore, or any further rights under such specific Patent Right in such country, and LIMR may in its discretion continue such prosecution Any such notice shall be given by NewLink to LIMR in sufficient time to enable LIMR an adequate time period to protect its rights, but in no case less than three (3) months prior the filing deadline imposed or promulgated by any governing or regulatory authority for filing any such protective document.

7.             License Fee.

a.                                       Initial Fee.  Upon the Effective Date, NewLink shall pay LIMR an initial one-time fee of [*].

b.                                      Annual Fee.  NewLink shall pay LIMR an annual license maintenance fee of [*] due on or before each anniversary of the Effective Date during the Term.

8.             Royalty; Sublicense Payments.

a.                                       NewLink shall pay LIMR a royalty in an amount equal to [*] of the Net Sales of the Licensed Products in [*] where the [*], unless additional royalties must be paid by NewLink for another technology to allow use of Licensed Products as provided in subsection (b) below.  Royalties payable under this Section 7(a) shall be payable during the Term on a country-by-country basis.

b.                                      In the event one or more additional technologies (including any patents related thereto) must be licensed (e.g. formulation, cross linking) by NewLink, its Affiliates, and/or Sublicensees from any third party to develop, make, use, import, sell, offer for sale, or import a Licensed Product in any country, NewLink shall be entitled to [*] royalties otherwise due to LIMR hereunder an amount [*]; provided, however, that in no event shall NewLink pay LIMR a royalty of less than [*] of Net Sales.

c.                                       If NewLink grants a sublicense, under the License rights granted under this Agreement to NewLink, to a Sublicensee pursuant to Article 3 hereof, NewLink shall pay LIMR [*] of any Consideration received by NewLink from such Sublicensee, for each such sublicense during the Term.

d.                                      No more than one royalty payment shall be due with respect to a sale of a particular Licensed Product.  No multiple royalties shall be payable because any Licensed Product, or its manufacture, sale or use is covered by more than one Valid Claim in a given country.

9.                                       Payment of Royalties.  Royalties and sublicense payments shall be payable by NewLink quarterly in U.S. dollars within forty-five (45) days of the end of the calendar quarter.  NewLink shall render quarterly reports to LIMR on or before the last day of April, July, October, and January, as applicable, showing the amount of Net Sales received by NewLink during the most recently concluded fiscal quarter and the appropriate royalties and sublicense payments due to LIMR certified by NewLink’s chief financial officer (or comparable financial officer) as true, correct and complete.  Each such report shall be accompanied by payment of the royalties and/or sublicense payments due for such fiscal quarter.  After the first commercial sale of any Licensed Product pursuant to this Agreement, and upon LIMR’ s request and at its expense, NewLink shall provide LIMR with copies of NewLink’s then-existing standard audited financial statements covering the royalties and sublicense payments due under this Agreement within thirty (30) days of LIMR’s request.  NewLink shall pay estimated royalties payments quarterly with an annual reconciliation and of all payments performed within 30 days of receipt of audited numbers.  For the purpose of determining royalties payable under this Agreement, any Consideration NewLink receives from Sublicensees in currencies other than U.S. dollars and any Net Sales denominated in currencies other than U.S. dollars shall be converted into U.S. dollars at the same conversion rate that NewLink actually receives on such conversion at the time of the transaction in question which gave rise the Consideration.

10.                                 Diligence; Milestones and Associated Payments.

a.                                       Diligence.  NewLink has represented to LIMR, to induce LIMR to issue this exclusive license, that it will commit itself to a diligent program of developing and exploiting Licensed Product(s) so that public utilization will result there from.  As part of the consideration for the exclusive license granted to NewLink hereunder, NewLink has agreed to use commercially reasonable efforts to develop and exploit Licensed Product.

It is understood and agreed by the parties that the actions by any Affiliate or Sublicensee may satisfy the above obligations.

b.                                      Milestone Payments to LIMR.

(1)           Upon achievement of each [*], NewLink will pay to LIMR a one-time payment of [*], for a maximum total payment of [*] for achievement of all [*].

(2)           NewLink will pay to LIMR [*] for the [*] a Licensed Product; [*] for the [*] a Licensed Product; [*] for the [*] a Licensed Product; and [*] for the [*] a Licensed Product (the “Development Milestones”).  For clarity, each Development Milestone shall be payable only once under this Agreement.

c.                                       Limitation on Payments for Dual Activity Products.  NewLink and LIMR acknowledge that, due to the nature of IDO inhibitors, a particular Licensed Product may have activity in inhibiting both the IDO-2 target and also IDO-1 (such product, a “Dual Activity Product”).  For any Dual Activity Product that is covered by the payment obligations under this Agreement, and also is subject to payment obligations (milestone payments and/or royalty payments) under the Exclusive License Agreement dated July 7, 2005 between the Parties, covering IDO-1 inhibitors (the “Prior License”), NewLink shall not owe payments under both agreements due to the achievement of the milestone event by, or sale of, such Dual Activity Product, but rather shall owe to LIMR the higher of the applicable milestone payment, or royalty payment, owed for such Dual Activity Product under the terms of either the Agreement and the Prior License (based on the particular event or sale).  The foregoing shall apply to all obligations under the Prior Agreement with respect to any product covered by such agreement that is a Dual Activity Product.

For the purposes of determining which licensing agreement — either this Agreement or the Prior License (as defined above) — will govern and regulate a particular inhibitor compound, each such compound will be classified either as an IDO1-specific inhibitor, an IDO2-specific inhibitor or a Dual Activity Product (an IDO1/IDO2 dual inhibitor) based [*].  A compound will be considered a Dual Activity Product when the [*] and the [*] are [*].  If the [*], then the [*] will determine whether the compound is an IDO1-specific inhibitor or an IDO-2 specific inhibitor.

11.           CRADA.  Concurrently with entry into this Agreement, the parties agree to the obligations set forth in Exhibit B, which is hereby made a part hereof of this Agreement, pursuant to which NewLink will provide certain funding to LIMR in support of the Sponsored Research to be conducted by the Investigators.  Under such CRADA, NewLink may renew the Sponsored Research (Newlink shall base its election upon the research results and other potential corporate limitations) for additional years at an annual budget to be based on scientific needs and approved by NewLink; [*] described in Exhibit B, in consideration for such funding LIMR agrees to [*] for Future IDO Discoveries as provided in Section 13 (b).  The decision to renew the CRADA for additional years shall be made at least three months prior to the expiration date of the CRADA and shall based on a progress report submitted by LIMR to NewLink.

12.           Reports and Accounting.  NewLink shall provide to LIMR no less than once a year during the Term a written report regarding NewLink’s product development, royalty and sublicense payment (i.e., receipt of Consideration) information with respect to Licensed Products and milestone status.  The report shall be certified by an officer of NewLink as true, correct and complete.  This report is in addition to the reports required under Section 9 hereof.

13.                                 Exclusive Option to Future IDO Discoveries.

a.                                       LIMR hereby grants NewLink the exclusive option to obtain an exclusive, worldwide, sublicensable license under LIMR’s interests in and to any or all Future IDO Discoveries (including any patent rights or other intellectual property covering or appurtenant to such Future IDO Discoveries) for any and all purposes, including to develop, make, have made, use, sell, offer for sale, and import products.  LIMR shall promptly disclose in writing to NewLink (or its designees) any Future IDO Discovery made or identified, including all relevant information relating to the Future IDO Discovery as reasonably needed for NewLink to evaluate whether to exercise the option.  NewLink shall indicate its intention to exercise such option by notifying LIMR in writing within six (6) months after the disclosure of such Future IDO Discovery to NewLink hereunder (such period, the “Option Period” as to such Future IDO Discovery).

b.             If NewLink exercises such option for a particular Future IDO Discovery disclosed by LIMR pursuant to Section 13(a) above, the parties will negotiate exclusively and in good faith the specific terms and conditions on which an exclusive (or if elected by NewLink, non-exclusive) license will be granted.  Such license shall be on commercially reasonable terms typical for similar license agreements; provided, however, that should NewLink elect to renew the CRADA for additional years of funding [*], LIMR [*] of any Future IDO Discovery.  The [*] reduce the requirement of the payment of [*] as consideration for such license(s) (provided that, to the extent appropriate in a determination of [*], NewLink’s funding under the CRADA shall be taken into account in determining what is such [*]).  The annual fees, royalties, and sublicensing fees associated with such license shall be based upon and be equivalent to the [*] of the underlying Future IDO  Discovery, and any other reasonable terms and conditions, in each case, shall be negotiated by the parties in good faith.  If the parties are unable, despite each party using good faith efforts, to agree upon the terms of such license within six (6) months following the date the option is exercised by NewLink with respect to a particular Future IDO Discovery, then the option as to Future IDO  Discovery shall expire; provided, however, that in no event may LIMR enter into a license or other similar agreement with any third party with respect to such Future IDO Discovery on terms more favorable to such third party than those last offered to NewLink during the twenty-four (24) months immediately following such option expiration, unless LIMR has first offered to NewLink the right to obtain such license on such terms, and NewLink fails to accept such terms within thirty (30) days after receiving LIMR’s offer.

14.           Indemnity.  NewLink shall defend and indemnify and hold LIMR, its parent corporations, affiliates, trustees, officers, agents and employees (the “Indemnitees”) harmless from any judgments and other liabilities based upon claims or causes of action brought by a third party against any Indemnitee which arise out of alleged negligence in the development, manufacture or sale of Licensed Products by NewLink, its Affiliates or any Sublicensees, or from the use by the end users of Licensed Products, except to the extent that such judgments or liabilities arise in whole or in part from the gross negligence or willful misconduct of LIMR or its employees, provided that LIMR promptly notifies NewLink of any such claim coming to its attention and that it cooperates with NewLink in the defense of such claim.  If any such claims or causes of action are made, NewLink counsel, the identity of whom LIMR does not have a reasonable objection, shall defend LIMR. If LIMR has a reasonable objection to the counsel selected by NewLink, LIMR and NewLink shall cooperate with each other reasonably and in good faith so that NewLink can engage legal counsel to whom LIMR does not have reasonable objection.  LIMR reserves the right to be represented by its own counsel at its own expense.

15.           Limitations of Liability.  EXCEPT FOR THE INDEMNIFICATION OBLIGATIONS ABOVE, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR

ANY INCIDENTAL, INDIRECT, SPECIAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING LOST REVENUES OR LOST PROFITS, WHETHER BASED ON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER TORT OR OTHERWISE ARISING OUT OF THIS AGREEMENT, AND REGARDLESS OF WHETHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH HEREIN, NEWLINK’S TOTAL LIABILITY UNDER THIS AGREEMENT SHALL BE LIMITED TO THE [*].

16.           Insurance.  At such time as NewLink, its Affiliates, or Sublicensees, initiates or otherwise enters into clinical trials of any Licensed Product or commercially distributes or sells Licensed Products (other than for the purpose of obtaining regulatory approvals), NewLink shall at its sole cost and expense, procure and maintain comprehensive general liability insurance in amounts not less than $3,000,000 per incident and naming the Indemnitees (defined in Section 13(a) above) as additional insureds.  LIMR may require such minimum requirements to be increased from time to time if the minimum amounts of such insurance carried by prudent companies in the general size of NewLink and in similar industries as NewLink is higher, so that NewLink will at all times carry commercially reasonable amounts of insurance.  Such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for NewLink’s indemnification under this Agreement.  If NewLink elects to self-insure all or part of the limits described above (including deductibles or retentions, which are in excess of $250,000 annual aggregate) such self-insurance program must be acceptable to LIMR and Main Line Health Vice President Insurance in their sole and absolute discretion.  Such insurance will be considered primary as to any other valid and collectible insurance, but only as to acts of the named insured.  The minimum amounts of insurance coverage required shall not be construed to create a limit of NewLink’s liability with respect to its indemnification and other obligations under this Agreement.  NewLink shall provide LIMR with written evidence of such insurance promptly upon written request of LIMR. NewLink shall use commercially reasonable efforts to provide LIMR with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance.  If NewLink does not obtain replacement insurance providing comparable coverage within sixty (60) days following the date of such cancellation, non-renewal or material change, LIMR shall have the right to terminate this Agreement effective at the end of such sixty (60) day period without notice or any additional waiting periods.  NewLink shall maintain such comprehensive general liability insurance beyond the expiration or termination of this Agreement during (i) the period that any Licensed Product is being clinically tested, commercially distributed or sold by NewLink (or an agent on its behalf) or by a sublicensee, Affiliate and (ii) a reasonable period after the period referred to in (i) above which in no event shall be less than five (5) years.

17.           Mutual Confidentiality.  NewLink and LIMR realize that certain confidential or proprietary information disclosed by one party (the “disclosing party”) to the other party (the “receiving party”) pursuant to this Agreement (“Confidential Information” of the disclosing party) shall be treated as confidential.  For purposes of this Agreement, the term “Confidential Information” of a party means any of the following:

a.                                       all information concerning the business or affairs of either party or its affiliates, including without limitation, all information relating to the LIMR Technology or to NewLink technology, the Patent Rights, the Licensed Product, the Future IDO Discoveries, and/or any and all existing and potential research parameters, program requirements, strategies, products, technology, know-how, information, data, processes, systems, inventions, developments, formulations, applications, and methods of rendition of services relating to any of the foregoing;

b.                                      all information received from third parties and held in confidence by either party or its affiliates, or

c.                                       all information pertaining to the proposed business relationship(s) and/or transactions(s) between the parties, including without limitation, the terms thereof (except that LIMR may disclose the terms of this Agreement to Bryn Mawr College or Professor Bill Malachowski or to their legal counsel to the extent LIMR deems such disclosure necessary or appropriate in connection with negotiating with them agreements related to this Agreement or to the Sponsored Research.

The Confidential Information of the disclosing party shall not be disclosed by the receiving party to any third party and shall not be used by the receiving party for purposes other than those contemplated by this Agreement without the prior written consent of the disclosing party.  Any Confidential Information exchanged by the parties under this Agreement shall remain subject to such confidentiality and non-use obligations for a period of five (5) years from the termination or expiration of the Agreement.  The confidentiality and non-use obligations under this Article 17 shall not apply to any information that:

a.                                       Is or which later becomes publicly known through no fault of the receiving party, or

b.                                      Is already in the receiving party’s possession prior to the disclosure by the disclosing party to the receiving party as indicated in the receiving party’s competent written records, or

c.                                       Is subsequently disclosed to the receiving party, by a third party not under any obligation of confidentiality to the disclosing party, or

d.                                      Is independently developed by the receiving party without use of the Confidential Information of disclosing party or any other information from the disclosing party that is protected by any other confidentiality obligations.

In addition, the receiving party may disclose specific Confidential Information of the other party to the extent such disclosure is required to be disclosed by court order or governmental law, rule or regulation, provided that the receiving party first gives the disclosing party prompt written notice of any such requirement and cooperates with the disclosing party in attempting to limit or seek confidential treatment with respect to such disclosure of such Confidential Information.

The provisions of this Section 17 are subject to the publication rights of LIMR as described in Section 2(c) hereof.

18.           Disclaimer.  Except as expressly set forth in Section 5 hereof, nothing contained in this Agreement shall be construed as:

a.                                       a warranty or representation by LIMR as to the validity or scope of any Patent Rights;

b.                                      a warranty or representation that any Licensed Products manufactured, used or sold will be free from infringement of patents, copyrights, or third parties, except that LIMR represents that it has no knowledge of any existing issued patents or copyrights which might be infringed;

LIMR MAKES NO WARRANTIES, EXPRESS OR IMPLIED, AS TO THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF LICENSED PRODUCTS.

19.           Third party Infringement.

a.                                       Each party shall promptly notify the other party in writing of any alleged or actual infringement of the Patent Rights of which it becomes aware and which may adversely impact the rights of either party hereunder.

b.                                      NewLink shall have the first right but not the obligation, at its expense, to bring an appropriate action against any person or entity directly or contributorily infringing the Patent Rights.  LIMR shall cooperate reasonably with NewLink in such action, including by consenting to be named as a party to such action and furnishing a power of attorney upon request.  Except as otherwise set forth in this Agreement, NewLink shall have sole control of the action brought by it; provided, however, that LIMR shall have the right to participate in such action against a third party infringer through counsel of its own choice and at its own expense.

c.                                       In the event NewLink institutes legal action against an infringer hereunder, LIMR shall fully cooperate with and supply all assistance reasonably requested by NewLink, including, without limitation, by using commercially reasonable efforts to have its employees testify and grant interviews when requested and to make available relevant records, papers, information, samples, specimens, and similar items upon request of NewLink LIMR shall render such cooperation at its own cost and expense (“LIMR’s Costs”).  NewLink shall keep LIMR reasonably informed of the progress of such action, and LIMR shall be entitled to be represented by counsel in connection with such action at its own expense.

d.                                      NewLink shall bear the costs of all reasonable and customary expenses for such action (including attorneys’ fees and expert fees).  Any amounts paid to NewLink by third parties as a result of such action (in satisfaction of a judgment or pursuant to a settlement recovery) shall first be applied to the payment of NewLink’s out-of-pocket expenses (including attorneys’ fees and expert fees), second to LIMR’s Costs, third to LIMR’s other out-of-pocket expenses in connection with the matter (including attorneys’ fees and experts fees), and then the balance of any such amounts [*].  NewLink shall have the right to settle any claims, but provided that if such settlement materially negatively affects LIMR’s interests such settlement shall be only upon terms and conditions that are reasonably acceptable to LIMR, such reasonable acceptance to be confirmed by LIMR in writing prior to NewLink’s agreement to such settlement.

e.                                       If NewLink elects to abandon such an action other than pursuant to a settlement with the alleged infringer that is reasonably acceptable to LIMR, NewLink shall give timely notice to LIMR who, if it so desires, may continue the action; provided, however, that the sharing of expenses and any recovery in such suit shall be [*].  Any such notice shall be given by NewLink to LIMR in sufficient advance of the expiration of the applicable statute of limitations to enable LIMR an adequate time period to protect its rights, but in no case less than twelve (12) months prior to the expiration of such statute of limitations.

20.           Technical Assistance.  Throughout the term of the Agreement, LIMR agrees to permit NewLink and its designees to consult with its employees and agents regarding any Improvements or Future IDO Inventions made after the Effective Date relating to the Licensed Products, at such times and places as may be mutually agreed upon; provided that NewLink agrees to limit such consultation to five (5) employee-investigator hours per week and make suitable arrangements directly with LIMR employees and agents and to compensate for such consultation at LIMR’s then-current rates as communicated to NewLink.

21.           Name.  NewLink shall not use and shall not permit to be used by any other person or entity the name or logo of LIMR nor any adaptation thereof, or the name of LIMR’s employees, in any advertising, promotional or sales literature, or for any other purpose without prior written permission of LIMR, except as required by governmental authority or applicable law, and provided that the foregoing shall not prevent NewLink from disclosing to third parties the existence of this Agreement including the CRADA obligations.

22.           Governing Law.  This Agreement shall be construed, governed, interpreted and enforced according to the laws of the Commonwealth of Pennsylvania without reference to principles of conflicts of laws.

23.           Notices.  Any notice or communication required or permitted to be given by either party hereunder, shall be deemed sufficiently given, if mailed by certified mail, return receipt requested, and addressed to the party to whom notice is given as follows:

If to LIMR:

J. Todd Abrams, Ph.D. Director of Philanthropy and Business Development
Lankenau Institute for Medical Research
100 E. Lancaster Avenue
Wynnewood, PA 19096

With a Copy to:

Office of the General Counsel
Main Line Health
Bryn Mawr Hospital Legal Department, 1st floor, D Wing
130 So.  Bryn Mawr Avenue
Bryn Mawr, PA 19010
Attention: Senior Vice President and General Counsel

If to NewLink:

Dr. Nick Vahanian
Chief Medical and Operations Officer
2901 South Loop Drive
Suite 3900
Ames, Iowa 50010

24.           Assignment.  This Agreement shall inure to the benefit of and be binding on the parties’ permitted assigns and successors in interest.  Except as provided in this Section 24, neither party shall assign or transfer this Agreement without the express prior written consent of the other, such consent not to be unreasonably withheld.  Notwithstanding the foregoing, an assignment of this Agreement by NewLink in connection with the transfer of all or substantially all of its assets or equity, or by reason of acquisition, merger, consolidation or operation of law shall not require LIMR’s consent.

25.           Entire Agreement.  This Agreement, together with any exhibits attached hereto, represents the entire agreement between the parties with respect to the subject matter hereof, and may only be subsequently altered or modified by an instrument in writing.  This Agreement cancels and supersedes any and all prior oral or written agreements between the parties that relate to the subject matter of this Agreement.

26.           Mediation and Arbitration.

a.                                       Except as otherwise expressly provided herein, both parties agree that they shall use good faith, reasonable efforts to attempt to resolve any dispute arising from this Agreement, or the breach thereof, through mediation before proceeding to arbitration proceedings as set forth below.  Both parties agree that at least one employee (with respect to NewLink an authorized executive officer of NewLink) who is authorized and capable of negotiating an agreement on behalf of such party, shall, within three (3) weeks of receipt of written notification of a dispute, meet with at least one employee (an executive officer in the case of NewLink) of the other party who is also authorized and capable of negotiating an agreement on behalf of such party.  If no agreement can be reached, both parties agree to meet again within a four (4) week period after the initial meeting to negotiate in good faith to resolve the dispute.

b.                                      If no agreement can be reached after this second meeting or if otherwise expressly provided herein, both parties agree to submit the dispute to binding arbitration under the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) before a panel of three (3) independent arbitrators each having at least ten (10) years experience in the biomedical licensing area.  The identity of the arbitrators shall be mutually agreed upon by the parties, provided, however, that if they are unable to agree on such arbitrators within ten (10) business days after the earlier of (i) the AAA providing them with a list of potential qualified arbitrators or (ii) the delivery of a list of at least ten potential qualified arbitrators by one party to the other party, then AAA shall select the arbitrators from the relevant list.  Discovery shall be permitted as set forth in the Federal Rules of Civil Procedure with respect to the performance by the parties of their obligations under this Agreement and such other matters as the arbitrators may determine Judgment upon an award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

27.           Waiver.  A failure by one of the parties to this Agreement to assert its rights for or upon any breach or default of this Agreement shall not be deemed a waiver of such rights nor shall any such waiver be implied from acceptance of any payment.  No such failure or waiver in writing by any one of the parties hereto with respect to any rights, shall extend to or affect any subsequent breach or impair any right consequent thereon.

28.           Severability.  The parties agree that it is the intention of neither party to violate any public policy, statutory or common laws, and governmental or supranational regulations; that if any sentence, paragraph, clause or combination of the same is in violation of any applicable law or regulation, or is unenforceable or void for any reason whatsoever, such sentence, paragraph, clause or combinations of the same shall be inoperative and the remainder of the Agreement shall remain binding upon the parties.

29.           Force Majeure.  Neither party shall lose any rights under this Agreement or be liable to the other party for damages or losses on account of failure of performance by the defaulting party if the failure is occasioned by war, strike, fire, act of God, earthquake, flood, explosions, sabotage, strikes or labor disputes, lockout, riots, invasions, acts of war, embargo, governmental acts or orders or restrictions, disruptions of supplies of adequate raw materials, terrorist attacks, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence or intentional conduct or misconduct of the nonperforming party, and such party has exerted all reasonable efforts to avoid or remedy such force majeure; provided, however, that in no event shall a party be required to settle any labor dispute or disturbance.

30.           Marking.  NewLink agrees to mark the Licensed Products covered by the Patent Rights in the United States with all applicable U.S. Patent numbers.  NewLink agrees to mark the Licensed Products covered by the Patent Rights in other countries with all applicable patent numbers issued by such other countries to the extent required by applicable laws in order to preserve patent rights.

31.           Headings.  The headings of the paragraphs of this Agreement are inserted for convenience only and shall not constitute a part hereof.

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IN WITNESS WHEREOF, the parties have signed this Agreement on and as of the Effective Date.

LANKENAU INSTITUTE FOR MEDICAL RESEARCH		NEWLINK GENETICS CORPORATION

By:	/s/Edward Jones., Jr.	Name:	/s/ Nicholas N. Vahanian

Title:	Chairman	Title:	Chief Operations Officer

Date:	12/11/07	Date:	12/21/07

Exhibit A

Patent Rights

“Indoleamine 2,3 Dioxygenase-2”, [*]

Exhibit B

CRADA

NewLink Genetics Corporation will provide financial support to fund research at Lankenau Institute for Medical Research (LIMR) for one year (“Initial Year”) with an option for future one-year renewals based on need and progress.  The Initial Year shall begin on October 1, 2007 and end on May 31, 2008.  All subsequent years for purposes of these financial support obligations shall begin on June 1 of the applicable year and end on May 31 of the following calendar year.  The support funds will be committed towards personnel and consumable expenses that are directly related to this research project.

Project Scope: The first part of the project will involve study/ analysis of IDO-2 enzyme and biological pathways related to this enzyme.  The second part of this project involves synthesis and evaluation of inhibitory compounds/molecules for IDO through an established collaboration of LIMR with William Malachowski and his colleagues in the Department of Chemistry at Bryn Mawr College.  Further aim of this project is to evaluate ‘hits’ that may emerge from screening of the NCI compound collection being conducted at NCI Frederick under the auspices of a RAND award, from compound collections planned for screening elsewhere this fall, or from other investigators through MTA’s as appropriate, during the term of this proposal.

Research Aims: Are as summarized below

Scientific Milestones proven by:

[*]

Year 1 Budget: Support for [*] personnel, [*] is included in this project.  Supply costs will be estimated at [*] annually.

Scientific Personnel Costs	[*]

[*]

Supply costs	[*]

Total Potential Project Reward	[*]

The amounts set forth above for Year 1 shall be paid within sixty (60) days after the execution and delivery of this Agreement.

Any amounts due with respect to CRADA funding for Year 2 and years subsequent to that shall be paid quarterly in advance.